UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wizard World, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

97751C100

(CUSIP Number)

Stan Gloss, Controller

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

Tel.: (646) 801-5572

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON John M. Macaluso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,050,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,050,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.97%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Wizard World, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Item 2 Identity and Background

The Statement is being filed by John M. Macaluso (the “Reporting Person”). The Reporting Person is the Company’s Chief Executive Officer with an address at 1240 5th Street, Manhattan Beach, CA 90266. The Reporting Person is a United States citizen.

During the last five years the reporting person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the reported 8,050,000 shares of the Company’s common stock as follows:

On October 26, 2011, pursuant to a stock purchase agreement by and between the Reporting Person and a stockholder of the Company, the Reporting Person acquired 5,000,000 shares of the Company’s common stock for a total purchase price of $100.00.

On March 19, 2012, pursuant to two stock purchase agreements by and between the Reporting Person and individual stockholders of the Company, the Reporting Person acquired an aggregate of 3,050,000 shares of the Company’s common stock for a total purchase price of $50.00.

Item 4 Purpose of Transaction.

The Reporting Person has no current plans or proposals which relate to or would result in: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)(b)

As of April 12, 2012, the Reporting Person was the beneficial owner of the following securities:

Amount Beneficially Owned	8,050,000 (1)

Percent of Class	22.97 (2)

Sole Voting Power	8,050,000 (1)

Sole Dispositive Power	8,050,000 (1)

(1)	This total does not include (i) warrants to purchase 1,000,000 shares of common stock at an exercise price of $0.44 per share; (ii) warrants to purchase 75,000 shares of common stock at an exercise price of $0.40 per share; (iii) 250,000 shares of common stock underlying 1,000 shares of the Company’s Series A Cumulative Convertible Preferred Stock; and (iii) 2,900,000 options to purchase shares of common stock at an exercise price of $0.44 per share.

(2)	Percentage of class based on 35,044,878 shares of common stock issued and outstanding as of April 12, 2012.

(c) Other than disclosed below, there were no transactions by the Reporting Person in the Issuer’s Common Stock during the last 60 days:

On March 19, 2012, pursuant to two stock purchase agreements by and between the Reporting Person and individual stockholders of the Company, the Reporting Person acquired an aggregate of 3,050,000 shares of the Company’s common stock for a total purchase price of $50.00.

On March 19, 2012, pursuant to a stock option agreement by and between the Company and the Reporting Person, the Company granted to the Reporting Person 2,750,000 options to purchase shares of the Company’s common stock, par value $0.0001 per share, at an exercise price of $0.44 per share. The options vest in equal amounts over a period of three (3) years at a rate of 229,166 options per fiscal quarter at the end of such fiscal quarter, commencing in the quarter ended June 30, 2012.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Macaluso, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Macaluso and any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2012

/s/ John M. Macaluso
John M. Macaluso Chief Executive Officer